

11015006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 23 2011

Washington, DC

SEC FILE NUMBER
8- 48809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01-01-2010**   AND ENDING   **12-31-2010**
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **The Tidal Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5501 Mid Cities Parkway, Suite 100
_____
(No. and Street)

Schertz   **Texas**   **78154**
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Lee Novikoff   **210-659-1446**
_____
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   BKD, LLP
_____
(Name – if individual, state last, first, middle name)

10001 Reunion Place, Suite 400   **San Antonio**   **Texas**   **78154**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Lee Novikoff__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __The Tidal Group, Inc.__ , as of __December 31__ , 20 __10__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BKDLLP
CPAs & Advisors

10001 Reunion Place, Suite 400
San Antonio, TX 78216-4137
210.341.9400 Fax 210.341.9434 www.bkd.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

SEC Mail Processing
Section

FEB 23 2011

Washington, DC
110

Board of Directors
The Tidal Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by The Tidal Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Tidal Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Tidal Group, Inc.'s management is responsible for The Tidal Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by obtaining the check copy for the 2010 payment dated July 14, 2010, payable to SIPC noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Noted no adjustments to be reported in form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

February 1, 2011

experience **BKD**



SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __December 31__, 20__10__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
048809   FINRA   DEC
THE TIDAL GROUP INC      19*19
5501 MID CITIES PKWY STE 100
SCHERTZ TX 78154-1386
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Peacock   210-659-1446

2. A. General Assessment (item 2e from page 2) $ __0.00__

     B. Less payment made with SIPC-6 filed (exclude interest)   (__150.00__)

         __07-14-2010__
         Date Paid

     C. Less prior overpayment applied   (_____)

     D. Assessment balance due or (overpayment)   (150.00)

     E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

     F. Total assessment balance and interest due (or overpayment carried forward) $ (150.00)

     G. PAID WITH THIS FORM:
         Check enclosed, payable to SIPC
         Total (must be same as F above) $ _____

     H. Overpayment carried forward $(150.00 _____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Tidal Group, Inc.
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __26th__ day of __January__, 20__11__.

President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __01-01__, 20_10_
and ending __12-31__, 20_10_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,614,867

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    Private Placement Oil & Gas Direct Participation Programs Only   3,614,867

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   3,614,867

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0
    (to page 1, line 2.A.)

2

The Tidal Group, Inc.
Report of Independent Registered Public Accounting Firm
and Financial Statements
December 31, 2010
Filed Pursuant to Rule 17a-5 (e)(3) as a Public Document

The Tidal Group, Inc.

December 31, 2010

Contents



BKD
CPAs & Advisors

10001 Reunion Place, Suite 400
San Antonio, TX 78216-4137
210.341.9400   Fax 210.341.9434   www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
The Tidal Group, Inc.

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (a Texas Corporation), as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tidal Group, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the Unites States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained on pages 9 and 10 has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

February 1, 2011

experience **BKD**



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

The Tidal Group, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Current Assets

Cash	$	102,575
Employee advances		6,500
Federal income tax receivable		11,251
Prepaid expenses and other		79,035
Total current assets		199,361

Property and Equipment, At Cost, Less Accumulated Depreciation of $94,946 — -

Deferred Tax Asset		1,077
Other		150
	$	200,588

Liabilities and Stockholders' Equity

Current Liabilities

Accrued expenses	$	5,512
Total current liabilities		5,512

Stockholders' Equity

Common stock, no par value; 1,000,000 shares authorized, 156,000 shares isuued and outstanding		31,200
Retained earnings		163,876
Total stockholders' equity		195,076
	$	200,588

The Tidal Group, Inc.
Statement of Operations
Year Ended December 31, 2010

Revenues		
Fee income	$	3,555,015
Other income		59,852
		3,614,867
General and Administrative Expenses		
Salaries, commissions and benefits		3,411,080
Licenses and fees		69,563
Insurance		60,772
Office		77,564
Promotion		5,217
		3,624,196
Net Loss Before Income Tax		(9,329)
Income Tax Provision (Benefit)		
Current - federal		(2,864)
Deferred - federal		43
State		4,690
		1,869
Net Loss	$	(11,198)

The Tidal Group, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2010

	Common Stock		Retained Earnings		Total	
Balance at December 31, 2009	$	31,200	$	175,074	$	206,274
Net Loss		-		(11,198)		(11,198)
Balance at December 31, 2010	$	31,200	$	163,876	$	195,076

The Tidal Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Operating Activities		
Net loss	$	(11,198)
Items not requiring (providing) cash		
Deferred income tax benefit		43
Changes in		
Accounts receivable		19,633
Prepaid expense and other		(20,282)
Federal income tax payable		(11,251)
Accrued expenses		(6,443)
Net cash used in operating activities		(29,498)
Decrease in Cash and Cash Equivalents		(29,498)
Cash and Cash Equivalents, Beginning of Year		132,073
Cash and Cash Equivalents, End of Year	$	102,575
Cash Paid for State Income Taxes	$	3,526

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2010

Note 1:   Significant Accounting Policies

General

The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2010, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100% shareholder of the Company.

Revenue Recognition

The Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor Tidal Petroleum, Inc. (Tidal).

Commission Expense

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the funds are available.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on the straight-line method over three to five years.

Income Tax

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Note 2: Federal Income Tax

A reconciliation of the 2010 income tax expense (benefit) to the amount computed by applying the statutory federal income tax rate of 34% is summarized below:

Computed at the statutory rate (34%)	$	(3,172)
Increase (decrease) resulting from		
Nondeductible expenses		887
Graduated tax rates		1,773
State income taxes		3,095
Other		(714)
Actual tax expense	$	1,869

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000). At December 31, 2010, the Company had net capital, as defined, of $97,063.

Note 4: Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal Petroleum, Inc. Pursuant to this agreement, the Company receives commissions equal to 15% of the total cost of the program units sold by brokers of the Company. Additionally, Tidal pays the majority of all operating expenses including rent, office supplies and utilities. During 2010, Tidal reimbursed administrative salaries and other

The Tidal Group, Inc.
Notes to Financial Statements
December 31, 2010

administrative costs totaling $59,820. This reimbursement is included in other income in the accompanying financial statements.

Note 5:   Concentration of Credit Risk

The financial institution holding the Company's cash accounts is participating in the FDIC's Transaction Account Guarantee Program. Under the program, through June 30, 2010, all noninterest-bearing transaction accounts at these institutions are fully guaranteed by the FDIC for the entire amount in the account.

Effective October 3, 2008, the FDIC's insurance limits increased to $250,000. The increase in federally insured limits is currently set to expire December 31, 2013. At December 31, 2010, The Company's interest-bearing cash account did not exceed federally insured limits.

Note 6:   Subsequent Events

Subsequent events have been evaluated through February 1, 2011, which is the date the financial statements were available to be issued.

The Tidal Group, Inc.
Computation of Net Capital
(As Defined Within Securities Act of 1934 Rule 15c3-1)
December 31, 2010

Total Shareholder's Equity From Statement of Financial Condition	$	195,076
Deduct Shareholder's Equity Not Allowable for Net Capital		-
Total Shareholder's Equity Qualified for Net Capital Add		195,076
Liabilities subordinated to the claims of general		
creditors allowable in computation of net capital		-
Other allowable credits, deferred taxes		-
Total capital and allowable subordinated liabilities		195,076
Deductions and/or Charges		
Total non-allowable assets from statement of financial condition		98,013
Aged fails-to-deliver		-
Aged short security differences		-
Secured demand note deficiency		-
Commodity futures' contracts and spot commodities		-
Other deductions and/or charges		-
		98,013
Net Capital Before Haircuts on Securities Positions		
(Haircuts on Securities Computed Where Applicable)		97,063
Contractual securities' commitments		-
Deficit in securities collateralizing secured demand notes		-
Trading and investment securities		-
Undue concentrations		-
Other		-
Net Capital	$	97,063

The Tidal Group, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission and Computation of Net Capital Under 15c3-1
December 31, 2010

As of December 31, 2010, the Company is exempt from the provision of Rule 15c3-3 under Section 15c3-3(k)(2)(i):

"…The provisions of this section shall not be applicable to a broker or dealer…who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of The Tidal Group, Inc. …""

Computation of Net Capital under Rule 15c3-1:

There were no material differences between net capital as presented on page 9 herein, and the Company's presentation of net capital in Part IIA of Form X-17A-5 as of December 31, 2010.


Independent Accountants' Report on Internal Control Required by
SEC Rule 17a-5(g)(1)

Board of Directors
The Tidal Group, Inc.

In planning and performing our audit of the financial statements of The Tidal Group, Inc. (Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

February 1, 2011



10001 Reunion Place, Suite 400
San Antonio, TX 78216-4137
210.341.9400   Fax 210.341.9434   www.bkd.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5(e)(4)

Board of Directors
The Tidal Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by The Tidal Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Tidal Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Tidal Group, Inc.'s management is responsible for The Tidal Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by obtaining the check copy for the 2010 payment dated July 14, 2010, payable to SIPC noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;
3. Noted no adjustments to be reported in form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the listing of assessment payments noting no differences;
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

BKD, LLP

February 1, 2011

experience BKD



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __December 31__ , 20__10__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
048809  FINRA  DEC
THE TIDAL GROUP INC      19*19
5501 MID CITIES PKWY STE 100
SCHERTZ TX 78154-1386
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Peacock   210-659-1446

2. A. General Assessment (item 2e from page 2) $ __0.00__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__150.00__)
      __07-14-2010__
          Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   (__150.00__)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ __(150.00)__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(__150.00__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Tidal Group, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __26th__ day of __January__ , 20__11__ .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning____01-01____, 20 10
and ending____12-31____, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,614,867

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Private Placement Oil & Gas Direct Participation Programs Only   3,614,867

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   3,614,867

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

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